UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: August 31, 2012

Commission File Number: 1-15060

UBS AG

(Registrant’s Name)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

This Form 6-K consists of the Basel 2.5 Pillar 3 disclosure for first half 2012 of UBS AG, which appears immediately following this page.

Basel 2.5 Pillar 3 First Half 2012 Report

Our Basel 2.5 Pillar 3

disclosure for first half 2012.

Contents 3 Introduction 5 Risk-weighted assets 6 Credit risk 17 Investment positions 18 Market risk 23 Interest rate risk in the banking book 24 Securitization 39 Information sources

Corporate calendar

Publication of the third quarter 2012 report

Tuesday, 30 October 2012

Publication of the fourth quarter 2012 report

Tuesday, 5 February 2013

Publication of the first quarter 2013 report

Tuesday, 30 April 2013

Annual General Meeting

Thursday, 2 May 2013

Contacts

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Shareholder Services

UBS’s Shareholder Services team, a unit of the Company Secretary office, is responsible for the registration of the global registered shares.

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Imprint

Publisher: UBS AG, Zurich and Basel, Switzerland | www.ubs.com

Language: English

© UBS 2012. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved.

Introduction

Our first half 2012 Basel 2.5 Pillar 3 report provides a status update as of 30 June 2012 of our Basel 2.5 Pillar 3 disclosures published in our Annual Report 2011.

The capital adequacy framework consists of three pillars, each of which focuses on a different aspect of capital adequacy. Pillar 1 provides a framework for measuring minimum capital requirements for the credit, market and operational risks faced by banks. Pillar 2 addresses the principles of the supervisory review process, emphasizing the need for a qualitative approach to supervising banks. Pillar 3 aims to encourage market discipline by requiring banks to publish a range of disclosures, mainly on risk and capital.

The Swiss Financial Market Supervisory Authority (FINMA) requires us to publish comprehensive quantitative and qualitative Pillar 3 disclosures at least annually, as well as an update of quantitative disclosures and any significant changes to qualitative information at least semi-annually.

In certain cases, our Pillar 3 disclosures may differ from the way we manage our risks and how these risks are disclosed in our quarterly reports and our annual report.

Overview of disclosures

The following table provides an overview of our Basel 2.5 Pillar 3 disclosures in our Annual Report 2011:

Basel 2.5 Pillar 3 requirement	Disclosure in our Annual Report 2011
Capital structure	“Capital management” section
Capital adequacy	“Capital management” and “Basel 2.5 Pillar 3” sections
Risk management objectives, policies and methodologies (qualitative disclosures)	“Risk management and control” section
Credit risk	“Risk management and control” and “Basel 2.5 Pillar 3” sections
Investment positions	“Basel 2.5 Pillar 3” section
Market risk	“Risk management and control” and “Basel 2.5 Pillar 3” sections
Operational risk	“Risk management and control” section
Interest rate risk in the banking book	“Risk management and control” section
Securitization	“Basel 2.5 Pillar 3” section
Remuneration	“Compensation” section

Basel 2.5 Pillar 3 first half 2012 Report

Risk exposure measures and derivation of risk-weighted assets

Measures of risk exposure may differ depending on whether the exposures are calculated for financial accounting under International Financial Reporting Standards (IFRS), for determining our regulatory capital or for internal management of the firm. Our Basel 2.5 Pillar 3 disclosures are generally based on measures of risk exposure used to calculate the regulatory capital required to underpin those risks.

The table below provides a more detailed summary of the approaches we use for the main risk categories for determining regulatory capital.

The naming conventions for the exposure segments used in the following tables are based on Bank for International Settlements (BIS) rules and differ from those under Swiss and EU regulations. For example, “sovereigns” under the BIS naming convention equate to what are termed “central governments and central banks” under the Swiss and EU regulations. Similarly, “banks” equate to “institutions” and “residential mortgages” equate to “claims secured on residential real estate”.

Although we use BIS guidelines to determine risk-weighted assets (RWA) in this report, our calculation of the regulatory capital requirement is based on FINMA regulations, which are more conservative and result in higher RWA.

Generally, the scope for consolidation when calculating these regulatory capital requirements follows the IFRS consolidation rules for subsidiaries directly or indirectly controlled by UBS AG that are active in the banking and finance business, but excludes subsidiaries in other sectors. The significant operating subsidiaries in the UBS Group (Group) consolidated for IFRS purposes are listed in “Note 33 Significant subsidiaries and associates” in the “Financial information” section of our Annual Report 2011. The main differences in the basis of consolidation for IFRS and regulatory capital purposes occur in the following cases, regardless of our level of control:

–	Real estate and commercial companies as well as investment schemes are not consolidated for regulatory capital purposes, but are risk-weighted.
–	Insurance companies are not consolidated for regulatory capital purposes, but are deducted from capital.
–	Securitization vehicles are not consolidated for regulatory capital purposes, but are treated under the securitization framework.
–	Joint ventures controlled by two ventures are fully consolidated for regulatory capital purposes, and are accounted for under the equity method for IFRS.

Category	UBS approach
Credit risk	Under the advanced internal ratings-based (IRB) approach applied for the majority of our businesses, credit risk weights are determined by reference to internal counterparty ratings and loss given default estimates. We use internal models to measure the credit risk exposures to third parties on over-the-counter derivatives and repurchase-style transactions. For a subset of our credit portfolio, we apply the standardized approach, based on external ratings.
Non-counterparty-related risk	Non-counterparty-related assets such as our premises, other properties and equipment require capital underpinning according to prescribed regulatory risk weights.
Settlement risk	Capital requirements for failed transactions are determined according to the rules for failed trades and non-delivery-versus-payment transactions under the BIS Basel framework.
Equity exposures outside trading book	Simple risk weight method under the advanced internal ratings-based approach.
Market risk	Regulatory capital requirement is derived from our value-at-risk (VaR). It includes regulatory VaR, stressed VaR, an incremental risk charge and the comprehensive risk measure.
Operational risk	We have developed a model to quantify operational risk, which meets the regulatory capital standard under the advanced measurement approach.
Securitization exposures	Securitization exposures in the banking book are treated under the advanced internal ratings-based approach. Exposures are either risk weighted or deducted from eligible capital based on external ratings where available (ratings-based approach) or by using the supervisory formula where external ratings are not available. Securitization exposures in the trading book are subject to a capital charge for their general market risk as well as for their specific risk. The capital charged for general market risk is determined by the VaR method, whereas the capital charge for specific risk is determined using the comprehensive risk measure method or the ratings-based approach applying risk weights or deductions from eligible capital based on external ratings.

Risk-weighted assets

The “Detailed segmentation of BIS risk-weighted assets” table provides a granular breakdown of our risk-weighted assets. The table also shows the net exposure at default (EaD) per category for the current disclosure period, which forms the basis for the calculation of the risk-weighted assets.

è	Refer to the “Capital management” section of our Annual Report 2011 and our second quarter 2012 financial report for more information
è	Refer to the table “Derivation of regulatory net credit exposure” in this report for BIS exposure segment definitions

Detailed segmentation of BIS risk-weighted assets

	30.6.12				31.12.11
	Net EaD	Basel 2.5 RWA			Basel 2.5 RWA
CHF million		Advanced IRB approach	Standardized approach	Total	Total
Credit risk	627,698	80,480	24,025	104,506	116,129

Sovereigns	181,333	3,553	229	3,782	9,290

Banks	63,194	10,494	1,695	12,189	14,006

Corporates	173,762	53,162	17,122	70,284	75,385

Retail	209,408	13,271	4,980	18,251	17,447

Residential mortgages	126,881	9,417	2,512	11,928	11,164

Lombard lending	78,254	3,391		3,391	3,345

Other retail	4,273	463	2,468	2,932	2,937

Securitization / Re-securitization exposures[1]	24,085	10,647		10,647	7,287

Banking book exposures	14,169	7,223		7,223	4,147

Trading book exposures	9,916	3,424		3,424	3,139

Non-counterparty related risk	16,516		6,206	6,206	6,050

Settlement risk (failed trades)	281	130	59	189	79

Equity exposures outside trading book[2]	811	3,036		3,036	3,310

Market risk		36,565		36,565	49,241

Value-at-risk (VaR)		7,314		7,314	7,935

Stressed value-at-risk (sVaR)		10,350		10,350	13,117

Incremental risk charge (IRC)		10,984		10,984	19,564

Comprehensive risk measure (CRM)		7,916		7,916	8,625

Operational risk[3]		53,527		53,527	58,867

Total BIS	669,391	184,385	30,291	214,676	240,962

Additional RWA according to FINMA regulations[4]				15,564	15,475

Total FINMA RWA[5]				230,240	256,437

1  On 30 June 2012, CHF 3.3 billion of the securitization exposures, including CHF 1.8 billion for the option to acquire the SNB StabFund’s equity, were deducted from capital and therefore did not generate RWA (on 31 December 2011, a total of CHF 5.3 billion of securitization exposures were deducted from capital, which included CHF 1.6 billion for the option to acquire the equity of the SNB StabFund).     2  Simple risk weight method.     3 Advanced measurement approach.     4  Reflects an additional charge of 10% on credit risk RWA for exposures treated under the standardized approach, a surcharge of 200% for RWA of non-counterparty-related assets and additional requirements for market risk.     5  As of 30 June 2012, our FINMA tier 1 ratio was 17.9% (15.0% for 31 December 2011) and our FINMA total capital ratio was 20.3% (16.2% for 31 December 2011).

Basel 2.5 Pillar 3 first half 2012 Report

Credit risk

The tables in this section provide details on the exposures used to determine the firm’s credit risk regulatory capital. The parameters applied under the advanced internal ratings-based approach are generally based on the same methodologies, data and systems we use for internal credit risk quantification, except where certain treatments are specified by regulatory requirements. These include, for example, the application of regulatory prescribed floors and multipliers, and differences with respect to eligibility criteria and exposure definitions. The exposure information presented in this section therefore differs from that disclosed in the “Risk management and control” section of our Annual Report 2011. The prescribed regulatory capital measure of credit risk exposure also differs from that required to be disclosed under IFRS.

è	Refer to “Note 28c Maximum exposure to credit risk and credit quality information” in the “Financial information” section of our Annual Report 2011 for more information

For the calculation of derivative exposures to determine our required regulatory capital, we apply the effective expected positive exposure as defined in Annex 4 of the Basel framework. For a small portion of the derivatives portfolio, we instead apply the current exposure method based on the replacement value of derivatives in combination with a regulatory prescribed add-on.

The regulatory net credit exposure detailed in the tables in this section is shown as the regulatory exposure at default after applying collateral, netting and other eligible risk mitigants permitted by the relevant regulations. This section also presents information on impaired and defaulted assets by segmentation which is consistent with the regulatory capital calculation.

Credit risk exposures and RWA

This table shows the derivation of RWA from the regulatory gross credit exposure, broken down by major types of credit exposure according to classes of financial instruments.

	Exposure				Average regulatory risk-weighting	RWA[1]
CHF million	Average regulatory gross credit exposure	Regulatory gross credit exposure	Less: regulatory credit risk offsets and adjustments	Regulatory net credit exposure
Cash and balances with central banks	72,950	94,382		94,382	0%	236

Due from banks	27,418	36,297	(9,176)	27,120	11%	2,851

Loans	260,698	266,962	(2,594)	264,368	14%	36,347

Financial assets designated at fair value	7,653	5,890	(2,724)	3,166	45%	1,421

Off-balance sheet	44,050	39,113	(576)	38,537	30%	11,537

Banking products	412,769	442,644	(15,070)	427,574	12%	52,392

Derivatives	71,595	61,001		61,001	44%	26,963

Cash collateral receivables on derivative instruments	7,613	6,937		6,937	15%	1,073

Securities financing	54,690	52,565		52,565	9%	4,956

Traded products	133,899	120,503		120,503	27%	32,992

Trading portfolio assets	7,098	8,509	(77)	8,432	82%	6,897

Financial investments available-for-sale[2]	52,231	58,366		58,366	2%	894

Accrued income and prepaid expenses	6,148	6,347	(105)	6,242	79%	4,943

Other assets	15,222	14,769	(8,188)	6,581	97%	6,387

Other products	80,699	87,991	(8,370)	79,621	24%	19,121

Total 30.6.12	627,367	651,138	(23,440)	627,698	17%	104,506

Total 31.12.11	601,644	585,364	(28,786)	556,577	21%	116,129

1 The derivation of RWA is based on the various credit risk parameters of the advanced internal ratings-based approach and the standardized approach.     2  Excludes equity positions.

Regulatory gross credit exposure by geographical region

This table provides a breakdown of our portfolio by major types of credit exposure according to classes of financial instruments and also by geographical regions. The geographical distribution is based on the legal domicile of the counterparty or issuer.

CHF million	Switzerland	Rest of Europe	North America	Latin America	Asia Pacific	Middle East and Africa	Total regulatory gross credit exposure	Total regulatory net credit exposure
Cash and balances with central banks	32,390	6,201	50,749		5,042		94,382	94,382

Due from banks	526	27,066	3,268	158	5,067	212	36,297	27,120

Loans	162,850	20,643	59,076	5,248	15,015	4,130	266,962	264,368

Financial assets designated at fair value	34	1,841	3,672	53	156	135	5,890	3,166

Off-balance sheet	7,001	8,040	21,475	420	1,744	434	39,113	38,537

Banking products	202,802	63,791	138,239	5,878	27,023	4,911	442,644	427,574

Derivatives	6,310	25,778	20,408	660	7,092	753	61,001	61,001

Cash collateral receivables on derivative instruments	51	4,652	1,716	104	129	285	6,937	6,937

Securities financing	3,785	21,115	23,093	220	3,292	1,059	52,565	52,565

Traded products	10,146	51,545	45,218	984	10,514	2,097	120,503	120,503

Trading portfolio assets		2,609	4,474	135	1,173	118	8,509	8,432

Financial investments available-for-sale[1]	1,242	14,409	35,500	2	7,181	31	58,366	58,366

Accrued income and prepaid expenses	385	1,320	4,443	26	157	16	6,347	6,242

Other assets	4,907	2,672	6,697	53	407	32	14,769	6,581

Other products	6,534	21,010	51,115	216	8,919	197	87,991	79,621

Total 30.6.12	219,482	136,346	234,571	7,078	46,456	7,205	651,138	627,698

Total 31.12.11	210,181	120,612	189,198	7,582	51,312	6,479	585,364	556,577

1 Excludes equity positions.

Basel 2.5 Pillar 3 first half 2012 Report

Regulatory gross credit exposure by counterparty type

This table provides a breakdown of our portfolio by major types of credit exposure according to classes of financial instruments and also by counterparty type. The classification of counterparty type applied here is also used for the grouping of the balance sheet. The counterparty type is different from the exposure segments defined under the Basel framework and used in certain other tables in this section.

CHF million	Private individuals	Corporates[1]	Public entities (including sovereigns and central banks)	Banks and multilateral institutions	Total regulatory gross credit exposure	Total regulatory net credit exposure
Cash and balances with central banks		2	93,880	500	94,382	94,382

Due from banks			14,219	22,077	36,297	27,120

Loans	170,243	91,949	4,770		266,962	264,368

Financial assets designated at fair value		3,958	27	1,905	5,890	3,166

Off-balance sheet	2,607	34,450	492	1,564	39,113	38,537

Banking products	172,850	130,359	113,388	26,046	442,644	427,574

Derivatives	1,461	29,581	11,682	18,277	61,001	61,001

Cash collateral receivables on derivative financial instruments	36	3,889	241	2,770	6,937	6,937

Securities financing	250	38,422	3,662	10,231	52,565	52,565

Traded products	1,747	71,892	15,586	31,278	120,503	120,503

Trading portfolio assets		6,819	1,402	288	8,509	8,432

Financial investments available-for-sale[2]	1	8,275	43,674	6,416	58,366	58,366

Accrued income and prepaid expenses	4,266	1,223	131	727	6,347	6,242

Other assets	1,511	12,598	118	542	14,769	6,581

Other products	5,778	28,915	45,326	7,972	87,991	79,621

Total 30.6.12	180,376	231,167	174,299	65,296	651,138	627,698

Total 31.12.11	175,361	240,229	105,319	64,454	585,364	556,577

1  Also includes non-bank financial institutions.     2  Excludes equity positions.

Regulatory gross credit exposure by residual contractual maturity

This table provides a breakdown of our portfolio by major types of credit exposure according to classes of financial instruments and also by maturity. The latter distribution is based on the residual contractual maturity.

CHF million	Due in 1 year or less	Due over 1 year to 5 years	Due over 5 years	Other[1]	Total regulatory gross credit exposure	Total regulatory net credit exposure
Cash and balances with central banks				94,382	94,382	94,382

Due from banks	20,112	263	42	15,879	36,297	27,120

Loans	91,581	74,886	32,120	68,376	266,962	264,368

Financial assets designated at fair value	832	4,524	534		5,890	3,166

Off-balance sheet	8,959	26,829	2,879	446	39,113	38,537

Banking products	121,485	106,503	35,575	179,082	442,644	427,574

Derivatives	22,976	13,440	24,584		61,001	61,001

Cash collateral receivables on derivative financial instruments	15			6,923	6,937	6,937

Securities financing	7,637	938	364	43,627	52,565	52,565

Traded products	30,627	14,378	24,948	50,549	120,503	120,503

Trading portfolio assets	1,238	3,707	3,548	16	8,509	8,432

Financial investments available-for-sale[2]	33,516	15,813	9,037		58,366	58,366

Accrued income and prepaid expenses				6,347	6,347	6,242

Other assets				14,769	14,769	6,581

Other products	34,754	19,520	12,585	21,133	87,991	79,621

Total 30.6.12	186,866	140,401	73,107	250,764	651,138	627,698

Total 31.12.11	205,337	139,807	81,024	159,196	585,364	556,577

1  Includes positions without an agreed residual contractual maturity, for example loans without a fixed term and cash collateral receivables on derivative financial instruments, on which notice of termination has not been given.     2  Excludes equity positions.

Derivation of regulatory net credit exposure

This table provides a derivation of the regulatory net credit exposure from the regulatory gross credit exposure according to the advanced internal ratings-based approach and the standardized approach. The table also provides a breakdown according to BIS-defined exposure segments as follows:

–

Corporates, consisting of all exposures that do not fit into any of the other exposure segments listed below. This segment includes private commercial entities such as corporations, partnerships or proprietorships, insurance companies, funds, exchanges and clearing houses.

–

Sovereigns (central governments and central banks as defined under Swiss and EU regulations), consisting of exposures relating to sovereign states and their central banks, the BIS, the International Monetary Fund, the EU (including the European Central Bank) and eligible multilateral development banks.

–	Banks (as defined under Swiss and EU regulations), consist-

ing of exposures to legal entities holding a banking license. This segment also includes securities firms subject to supervisory and regulatory arrangements, including risk-based capital requirements, that are comparable to those applied to banks according to the framework. The BIS regulation also includes exposures to public sector entities with tax-raising power or entities whose liabilities are fully guaranteed by a public entity in this segment.

–

Residential mortgages (claims secured on residential real estate as defined under Swiss and EU regulations), consisting of residential mortgages, regardless of exposure size, if the obligor owns and occupies or rents out the mortgaged property.

–	Lombard lending, consisting of loans made against the pledge of eligible marketable securities or cash.
–	Other retail, consisting of exposures to small businesses, private clients and other retail customers without mortgage financing.

CHF million	Advanced IRB approach	Standardized approach	Total 30.6.12	Total 31.12.11
Total regulatory gross credit exposure	477,821	173,318	651,138	585,364

Less: regulatory credit risk offsets and adjustments	(19,018)	(4,423)	(23,440)	(28,786)

Total regulatory net credit exposure	458,803	168,895	627,698

Total 31.12.11	468,796	87,781		556,577

Breakdown of the regulatory net credit exposure by exposure segment

Corporates	151,587	22,174	173,762	183,816

Sovereigns[1]	49,422	131,911	181,333	107,479

Banks	57,225	5,969	63,194	63,651

Retail

Residential mortgages	121,309	5,572	126,881	123,650

Lombard lending	78,254		78,254	73,681

Other retail	1,006	3,268	4,273	4,300

Total regulatory net credit exposure	458,803	168,895	627,698

Total 31.12.11	468,796	87,781		556,577

1  Includes high-quality liquid short-term securities issued by governments and government-controlled institutions.

Basel 2.5 Pillar 3 first half 2012 Report

Regulatory gross credit exposure covered by guarantees and credit derivatives

This table provides a breakdown of exposures covered by guarantees as well as those covered by credit derivatives, according to BIS-defined exposure segments.

The amounts in the table reflect the values used for determining regulatory capital to the extent collateral is eligible under the BIS framework.

CHF million	Exposure covered by guarantees[1]	Exposure covered by credit derivatives
Exposure segment

Corporates	5,706	16,366

Sovereigns	95	5

Banks	431	95

Retail

Residential mortgages	10

Lombard lending	403

Other retail	37

Total 30.6.12	6,683	16,466

Total 31.12.11	7,003	17,297

1  Includes guarantees and stand-by letters of credit provided by third parties, mainly banks.

Advanced internal ratings-based approach

Advanced internal ratings-based approach: regulatory net credit exposure by internal UBS ratings

This table provides a breakdown of the regulatory net credit exposure of our credit portfolio (including loan commitments)

using the advanced internal ratings-based approach according to our internal rating classes.

	Internal UBS ratings
CHF million, except where indicated	Investment grade			Sub-investment grade		Defaulted[1]	Total regulatory net credit exposure	of which: loan com- mitments	Total regulatory net credit exposure	of which: loan com- mitments
Internal UBS ratings	0 / 1	2 / 3	4 / 5	6 – 8	9 – 13		30.6.12		31.12.11
Regulatory net credit exposure-weighted average probability of default	0.004%	0.059%	0.291%	0.948%	5.266%		0.453%		0.471%

Regulatory net credit exposure

Corporates	2,120	66,348	35,075	32,297	14,296	1,427	151,587	14,829	159,853	16,005

Sovereigns	42,476	4,343	2,531	33	10	29	49,422	183	58,727	237

Banks	4,465	39,907	10,007	2,068	702	76	57,225	12,047	55,953	12,509

Retail

Residential mortgages		1,927	92,913	23,458	2,548	463	121,309	623	119,565	255

Lombard lending		71,937	3,951	1,604	758	4	78,254	247	73,681	262

Other retail		129	72	784	15	5	1,006	1	1,018	1

Total 30.6.12	49,060	184,592	144,549	60,245	18,329	2,004	458,803

of which: loan commitments	173	17,532	4,988	2,162	3,065	10		27,930

Total 31.12.11	41,555	196,225	146,031	64,353	18,151	2,482			468,796

of which: loan commitments	201	17,982	5,517	2,244	3,268	56				29,269

1  Values of defaulted derivative contracts (CHF 1,017 million) are based on replacement values including “add-ons” used in the calculation of regulatory capital.

Advanced internal ratings-based approach: regulatory net exposure-weighted average loss given default by internal UBS ratings

This table provides a breakdown of the net exposure-weighted average loss given default (LGD) for our credit portfolio expo-

sures calculated using the advanced internal ratings-based approach, according to our internal rating classes.

	Internal UBS ratings
in %	Investment grade			Sub-investment grade		Regulatory net credit exposure- weighted average LGD
Internal UBS ratings	0/1	2/3	4/5	6–8	9–13	30.6.12	31.12.11

Regulatory net credit exposure-weighted average LGD

Corporates	42	24	28	27	30	27	28

Sovereigns	24	37	68	20	28	27	34

Banks	16	30	31	35	32	29	31

Retail

Residential mortgages		10	10	10	10	10	10

Lombard lending		20	20	20	23	20	20

Other retail		20	5	45	21	38	38

Average 30.6.12	24	24	17	21	26	21

Average 31.12.11	21	26	19	22	25		23

Advanced internal ratings-based approach: regulatory net exposure-weighted average risk weight by internal UBS ratings

This table provides a breakdown of the net exposure-weighted average risk weight for our credit portfolio exposures calculated using the advanced internal ratings-based approach according to our internal rating classes.

	Internal UBS ratings
in %	Investment grade			Sub-investment grade		Regulatory net credit exposure- weighted average risk weight
Internal UBS ratings	0/1	2/3	4/5	6–8	9–13	30.6.12	31.12.11

Regulatory net credit exposure-weighted average risk weight

Corporates	13	10	39	48	87	33	35

Sovereigns	1	15	95	39	89	7	14

Banks	5	12	28	61	110	17	20

Retail

Residential mortgages		2	6	10	32	7	7

Lombard lending		3	10	20	30	4	4

Other retail		3	3	54	33	43	42

Average 30.6.12	1	8	17	33	78	17

Average 31.12.11	2	9	20	37	77		19

Standardized approach

The standardized approach is generally applied where it is not possible to use the advanced internal ratings-based approach and/or where an exemption from the advanced internal ratings-based approach has been granted by FINMA. The standardized approach requires banks to use risk assessments prepared by external credit assessment institutions (ECAI) or export credit agencies to determine the risk weightings applied to rated counterparties. We use ECAI risk assessments to determine the risk weightings for certain counterparties in the following classes of exposure:

–	central governments and central banks
–	regional governments and local authorities
–	multilateral development banks
–	institutions
–	corporates

We use three FINMA-recognized ECAI for this purpose: Moody’s Investors Service, Standard & Poor’s Ratings Group and Fitch Group. The mapping of external ratings to standardized approach risk weights is determined by FINMA and published on its website.

Basel 2.5 Pillar 3 first half 2012 Report

Regulatory gross and net credit exposure by risk weight under the standardized approach

This table provides a breakdown of the regulatory gross and net credit exposure by risk weight for our credit portfolio exposures treated under the standardized approach, according to BIS-defined exposure segments.

CHF million	Total exposure					Total exposure
Risk weight	0%	>0–35%	36–75%	76–100%	150%	30.6.12	31.12.11

Regulatory gross credit exposure

Corporates		5,800	1,046	18,393	233	25,472	28,241

Sovereigns[1]	131,616	64	31	200		131,911	48,761

Banks		4,370	1,625	6	7	6,007	7,749

Retail

Residential mortgages		1,840	3,744	1,074		6,657	5,240

Lombard lending

Other retail			3,245		26	3,270	3,285

Total 30.6.12	131,616	12,074	9,690	19,673	265	173,318

Total 31.12.11	48,315	15,838	9,015	19,877	229		93,275

Regulatory net credit exposure[2]

Corporates		5,800	1,046	15,109	218	22,174	23,963

Sovereigns[1]	131,616	64	31	200		131,911	48,752

Banks		4,332	1,625	6	7	5,969	7,698

Retail

Residential mortgages		1,840	3,730	3		5,572	4,085

Lombard lending

Other retail			3,243		26	3,268	3,283

Total 30.6.12	131,616	12,036	9,674	15,318	251	168,895

Total 31.12.11	48,315	15,838	8,935	14,479	215		87,781

1  Includes high-quality liquid short-term securities issued by governments, government-controlled institutions and central banks.     2  For traded products, the regulatory gross credit exposure is equal to the regulatory net credit exposure.

Eligible financial collateral recognized under standardized approach

This table provides a breakdown of the financial collateral eligible for recognition in the regulatory capital calculation under the standardized approach according to BIS-defined exposure segments.

CHF million	Regulatory net credit exposure under standardized approach		Eligible financial collateral recognized in capital calculation[1]
	30.6.12	31.12.11	30.6.12	31.12.11
Exposure segment

Corporates	22,174	23,963	6,021	5,211

Sovereigns[2]	131,911	48,752	42	40

Banks	5,969	7,698	1,590	1,188

Retail

Residential mortgages	5,572	4,085	1,085	1,155

Lombard lending

Other retail	3,268	3,283	3	3

Total	168,895	87,781	8,740	7,596

1  Reflects the impact of the application of regulatory haircuts. For traded products it is the difference between the IFRS reported values and the regulatory net credit exposure.     2  Includes high-quality liquid short-term securities issued by governments, government-controlled institutions and central banks.

Impairment, default and credit loss

Impaired assets by region

This table shows a breakdown of credit exposures arising from impaired assets as well as allowances and provisions by region.

Impaired asset exposures include loans, off-balance sheet claims, securities financing transactions and derivative transactions.

CHF million	Regulatory gross credit exposure	Impaired assets[1]	Specific allowances, provisions and credit valuation adjustments	Impaired assets net of specific allowances, provisions and credit valuation adjustments	Collective allowances and provisions[2]	Total allowances, provisions and specific credit valuation adjustments[2] 30.6.12	Total allowances, provisions and specific credit valuation adjustments 31.12.11
Switzerland	219,482	785	(428)	357	(120)	(548)	(604)

Rest of Europe	136,346	709	(219)	490		(219)	(220)

North America	234,571	1,301	(495)	806	(2)	(497)	(1,465)

Latin America	7,078	36	(27)	9		(27)	(27)

Asia Pacific	46,456	65	(62)	3		(62)	(45)

Middle East and Africa	7,205	66	(36)	31		(36)	(34)

Total 30.6.12	651,138	2,962	(1,265)	1,696	(122)	(1,388)

Total 31.12.11	585,364	4,465	(2,263)	2,201	(131)		(2,395)

1  Values of defaulted derivative contracts (CHF 1,017 million) are based on replacement values and do not include “add-ons” used in the calculation of regulatory capital.    2  Collective credit valuation adjustments of CHF 839 million are included in the regulatory capital upper tier 2 calculation and therefore not included in this table.

Impaired assets by exposure segment

This table provides a breakdown of credit exposures arising from impaired assets as well as allowances and provisions in-

cluding changes in the credit valuation allowance for derivatives, according to BIS-defined exposure segments.

CHF million	Regulatory gross credit exposure	Impaired assets[1]	Specific allowances, provisions and credit valuation adjustments	Collective allowances and provisions[2]	Total allowances, provisions and specific credit valuation adjustments[2] 30.6.12	Writeoffs for the period	Total allowances, provisions and specific credit valuation adjustments 31.12.11
Corporates	184,093	2,557	(1,082)		(1,082)	(56)	(2,081)

Sovereigns	181,452	14	(10)		(10)	(1)	(10)

Banks	75,099	64	(27)		(27)		(15)

Retail

Residential mortgages	127,966	195	(56)		(56)		(66)

Lombard lending	78,254	56	(37)		(37)		(37)

Other retail	4,274	75	(54)		(54)	(13)	(54)

Not allocated segment[3]				(122)	(122)		(131)

Total 30.6.12	651,138	2,962	(1,265)	(122)	(1,388)	(70)[4]

Total 31.12.11	585,364	4,465	(2,263)	(131)		(299)	(2,395)

1  Values of defaulted derivative contracts (CHF 1,017 million) are based on replacement values and do not include “add-ons” used in the calculation of regulatory capital.    2  Collective credit valuation adjustments of CHF 839 million are included in the regulatory capital upper tier 2 calculation and therefore not included in this table.    3  Collective loan loss allowances and provisions are not allocated to individual counterparties and thus also not to exposure segments.    4  Does not include CHF 15 million securitization-related writeoffs.

Basel 2.5 Pillar 3 first half 2012 Report

Changes in allowances, provisions and specific credit valuation adjustments

This table provides a breakdown of movements in the specific and collective allowances and provisions for impaired assets,

including changes in the credit valuation allowance for defaulted derivatives.

CHF million	Specific allowances and provisions for banking products and securities financing	Specific credit valuation adjustments for derivatives	Total specific allowances, provisions and credit valuation adjustments	Collective allowances and provisions[1]	For the six month period ended 30.6.12		For the year ended 31.12.11
Opening balance as of 1.1.12	807	1,457	2,263	131	2,395	Opening balance as of 1.1.11	2,418

Writeoffs	(84)		(84)	(1)	(85)		(501)

Recoveries (on written-off positions)	44		44		44		51

Increase / (decrease) in allowances, provisions and specific credit valuation adjustments[2]	(28)	(929)	(957)	(8)	(965)		387

Foreign currency translations and other adjustments	(1)		(1)		(1)		73

Transfers							(32)

Closing balance as of 30.6.12	738 [3]	528	1,265	122	1,388	Closing balance as of 31.12.11	2,395

1  Collective credit valuation adjustments of CHF 839 million are included in the regulatory capital upper tier 2 calculation and therefore not included in this table.    2  Total actual credit loss (credit loss expense and changes in specific credit valuation adjustments recognized in net trading income).    3   Includes CHF 3 million allowances for securities financing.

Total expected loss and actual credit loss

This table provides a breakdown of the credit loss/recovery amount (including credit valuation adjustments on derivatives) charged against our income statement in the first six months of 2012 according to BIS-defined exposure segments of the ad-

vanced internal ratings-based approach. A comparison of our expected loss versus actual loss will be provided in our Annual Report 2012.

	Actual credit (loss) / recovery and credit valuation adjustments

CHF million	For the six-month period ended 30.6.12			For the twelve-month period ended 31.12.11
	Actual credit (loss)/recovery	Specific credit valuation adjustments for defaulted derivatives	Total actual credit (loss)/recovery and credit valuation adjustments	Total actual credit (loss)/recovery and credit valuation adjustments
Corporates[1]	19	929	948	(321)

Sovereigns	0

Banks	(5)		(5)	(1)

Retail

Residential mortgages	12		12	3

Lombard lending				12

Other retail	(5)		(5)	(5)

Not allocated[2]	14		14	(75)

Total	35	929	965	(387)

1  Includes CHF 2 million actual credit loss from the Legacy Portfolio.    2  Includes changes in collective loan loss allowances and provisions.

Other credit risk information

Our credit derivatives trading is conducted predominantly on a collateralized basis. This means credit exposures arising from our derivatives activities with collateralized counterparties are typically closed out in full or reduced to nominal levels on a regular basis by the use of collateral.

Derivatives trading with counterparties with high credit ratings (for example a large bank or broker-dealer) is typically performed under an International Swaps and Derivatives Association master trading agreement. Credit exposures to those counterparties from credit default swaps (CDS), together with exposures from other over-the-counter derivatives, are netted and included in the calculation of the collateral that is required to be posted. Trading with lower-rated counterparties such as hedge funds would generally require an initial margin to be posted by the counterparty.

We receive collateral from or post collateral to our counterparties based on our open net receivable or net payable from over-the-counter derivative activities. Under the terms of the International Swaps and Derivatives Association master trading agreement and similar agreements, this collateral, which generally takes the form of cash or highly liquid debt securities, is available to cover any amounts due under those derivative transactions.

Settlement risk, including payment risk, of CDS has been mitigated to some extent by the development of a market-wide credit event auction process. This has resulted in a widespread shift to the cash settlement of CDS following a credit event on a reference entity. We had no significant losses from failed settlements on CDS contracts in the first six months 2012.

The vast majority of our CDS trading activity is conducted by the Investment Bank. The “Credit derivatives portfolio split by counterparty category” table on the next page provides further analysis of the Investment Bank’s CDS counterparties based on the notional amount of CDS protection purchased and sold. The analysis shows that the vast majority of the Investment Bank’s CDS counterparties were market professionals. Based on the same notional measure, approximately 97% of these counterparties were rated investment grade and approximately 99% of the CDS activity was traded on a collateralized basis.

Credit exposure of derivative instruments

This table provides an overview of our credit exposures arising from derivatives. Exposures are provided based on the balance sheet carrying values of derivatives as well as regulatory net credit exposures. The net balance sheet credit exposure differs from the regulatory net credit exposures because of differences in valuation methods and the netting and collateral deductions used for accounting and regulatory capital purposes. Net current credit exposure is derived from gross positive replacement values, whereas regulatory net credit exposure is calculated using our internal credit valuation models.

CHF million	30.6.12	31.12.11
Gross positive replacement values	458,301	486,584

Netting benefits recognized	(365,572)	(383,338)

Collateral held	(45,782)	(50,955)

Net current credit exposure	46,947	52,291

Regulatory net credit exposure (total counterparty credit risk)	61,001	72,558

of which: based on internal models (effective expected positive exposure [EPE])	49,925	57,874

of which: based on supervisory approaches (current exposure method)	11,076	14,684

Breakdown of the collateral held

Cash collateral	40,926	45,572

Securities collateral and debt instruments collateral (excluding equity)	4,705	5,055

Equity instruments collateral	43	109

Other collateral	108	218

Total collateral held	45,782	50,955

Basel 2.5 Pillar 3 first half 2012 Report

Credit derivatives1, 2

This table provides an overview of our credit derivatives portfolio by product group using notional values. The table also provides a breakdown of credit derivative positions used to man-

age our own credit portfolio risks (banking book for regulatory purposes) and those arising through intermediation activities (trading book for regulatory capital purposes).

	Regulatory banking book			Regulatory trading book			Total
Notional amounts, CHF million	Protection bought	Protection sold	Total	Protection bought	Protection sold	Total	30.6.12	31.12.11
Credit default swaps	18,164	2,258	20,422	1,271,383	1,226,793	2,498,176	2,518,598	2,541,632

Total return swaps				4,108	87	4,195	4,195	4,403

Total 30.6.12	18,164	2,258	20,422	1,275,490	1,226,881	2,502,371	2,522,793

Total 31.12.11	22,348	3,719	26,067	1,283,606	1,236,362	2,519,968		2,546,035

1  Notional amounts of credit derivatives are based on accounting definitions and do not include any netting benefits. For capital underpinning of the counterparty credit risk of derivative positions, the effective expected positive exposure (or exposure according to current exposure method) is taken.    2  Notional amounts are reported based on regulatory scope of consolidation and do not include options and warrants.

Credit derivatives portfolio by counterparty category1

	% of total notional		% of buy notional		% of sell notional
	30.6.12	31.12.11	30.6.12	31.12.11	30.6.12	31.12.11
Developed markets commercial banks	60	60	59	59	60	61

Broker-dealers, investment and merchant banks	23	23	23	23	23	23

Hedge funds	3	1	2	1	4	2

All other	15	16	16	18	13	14

1  Counterparty category is based on notional CDS exposures of the Investment Bank sourced from credit risk systems.

Investment positions

The regulatory capital view for investment positions differs from the IFRS view primarily due to the following:

(i)

Differences in the basis of valuation, e.g. financial investments available for sale are subject to fair value accounting under IFRS but have to be treated under the “lower-of-cost-or-market” concept for regulatory capital purposes.

(ii)	The use of different frameworks to determine regulatory capital. Tradable assets, for example, are treated under market risk value-at-risk (VaR).
(iii)	Differences in the scope of consolidation. Certain special purpose entities, for example, are consolidated for IFRS but not for regulatory capital.

Equities disclosure for banking book positions

The table below shows the three different equity investment categories held in the banking book with their amounts as disclosed for IFRS, followed by the regulatory capital-adjustment amount. This adjustment considers the abovementioned differences to IFRS resulting in the total regulatory equity investment exposure under the BIS framework, the corresponding RWA and the capital charge.

The table also shows net realized gains and losses and unrealized revaluation gains relating to equity investments. We had no unrealized revaluation losses that had not been recognized for financial investments available-for-sale.

	Book value
CHF million	30.6.12	31.12.11
Equity investments

Financial investments available-for-sale[1]	761	699

Financial assets designated at fair value	551	730

Investments in associates	796	795

Total equity investments under IFRS	2,108	2,223

Regulatory capital adjustment[1]	645	778

Total equity investment exposure under the BIS framework	2,753	3,001

of which: to be risk-weighted

publicly traded	170	173

privately held[2]	1,222	1,427

of which: deducted from equity	1,361	1,402

RWA according to simple risk weight method	3,036	3,310

Capital requirement according to simple risk weight method	243	265

Total capital charge	1,604	1,667

Net realized gains/(losses) and unrealized gains from equities

Net realized gains/(losses) from disposals	3	(9)

Unrealized revaluation gains	93	49

of which: included in tier 2 capital	42	22

1  Equity investments available-for-sale as of 31 December 2011 exclude investment fund units of CHF 174 million as these are no longer considered equity, as disclosed in Notes 1b and 13 in the Annual Report 2011. For regulatory purposes, these investments are classified as equity and were included as such in the equity investment positions disclosure under Pillar 3 in the Annual Report 2011. In this table they are included through the line “Regulatory capital adjustment”. The line “Total equity investment exposure under the BIS framework” disclosed in this report for 31 December 2011 and in the Pillar 3 investment positions table in the Annual Report 2011 remains unchanged.    2  Includes CHF 580 million exposure booked in trust entities that did not generate risk-weighted assets (CHF 717 million on 31 December 2011).

Basel 2.5 Pillar 3 first half 2012 Report

Market risk

Risk-weighted assets (RWA) attributable to market risk decreased to CHF 36.6 billion as of 30 June 2012 compared with CHF 49.2 billion as of 31 December 2011. The decrease in RWA was composed of CHF 8.6 billion in incremental risk charge, CHF 2.7 billion in stressed value-at-risk (VaR) requirement, CHF 0.7 billion in comprehensive risk measure requirement and CHF 0.6 billion in VaR. The reduction in the incremental risk charge was due to reduced exposures and model updates for sovereign debt. The market risk regulatory capital requirement is 8% of the respective RWA. Market risk regulatory capital and risk-weighted assets are based on our VaR model and subject to regulatory determined multipliers.

The population of the portfolio within management and regulatory VaR is slightly different. Management VaR includes all positions subject to internal management VaR limits. The population within regulatory VaR is a subset of this total population that meets minimum regulatory requirement for inclusion in regulatory VaR.

The following VaR tables include the market risks arising from the previously disclosed incident related to the Facebook initial public offering in the second quarter of 2012. This affected the Investment Bank and Equities maximum and average VaR.

è	Refer to the “Risk management and control” sections of our Annual Report 2011 and of our second quarter 2012 report for more information on market risk

Group: regulatory value-at-risk (10-day, 99% confidence, 5 years of historical data)

This table provides a breakdown of the Group’s minimum, maximum, average and period-end regulatory VaR by business division.

	For the six-month period ended 30.6.12						For the year ended
CHF million, except where indicated	Min.		Max.		Average	30.6.12	31.12.11[1]
Business divisions

Wealth Management	0		0		0	0	0

Wealth Management Americas	15		25		19	18	24

Investment Bank[2]	84		769		154	135	132

Global Asset Management	0		1		0	1	0

Retail & Corporate	0		0		0	0	0

Corporate Center[2]	8		55		30	45	9

Diversification effect	–	[3]	–	[3]	(45)	(70)	(24)

Total regulatory VaR, Group	90		776		158	129	142

Diversification effect (%)					(22)	(35)	(14)

1  The Basel 2.5 enhancements became effective as of 31 December 2011, therefore the minimum, maximum and average values for the year ended 31 December 2011 are not shown.     2  Periods prior to the transfer of legacy positions from the Investment Bank to the Corporate Center during first quarter 2012 have not been restated.    3  As the minimum and maximum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification effect.

Group: regulatory value-at-risk (10-day, 99% confidence, 5 years of historical data)

This table provides a breakdown of the Group’s minimum, maximum, average and period-end regulatory VaR by risk type.

	For the six-month period ended 30.6.12						For the year ended
CHF million, except where indicated	Min.		Max.		Average	30.6.12	31.12.11[1]
Risk type

Equities	38		713		63	50	52

Interest rates	58		162		95	81	61

Credit spreads	206		402		298	281	220

Foreign exchange	22		96		51	70	60

Energy, metals and commodities	6		49		15	14	17

Diversification effect	–	[2]	–	[2]	(365)	(367)	(269)

Total regulatory VaR, Group	90		776		158	129	142

Diversification effect (%)					(70)	(74)	(65)

1  The Basel 2.5 enhancements became effective as of 31 December 2011, therefore the minimum, maximum and average values for the year ended 31 December 2011 are not shown.     2  As the minimum and maximum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification effect.

Group: regulatory value-at-risk (1-day, 99% confidence, 5 years of historical data)1

This table provides a breakdown of the Group and Investment Bank’s minimum, maximum, average and period-end regulatory backtesting VaR.

	For the six-month period ended 30.6.12				For the year ended
CHF million	Min.	Max.	Average	30.6.12	31.12.11[2]
Investment Bank	40	239	55	48	55

Group	41	239	55	47	58

1  Although the same historical data set is used for both 10-day 99% and 1-day 99% regulatory VaR calculations, the former uses 10-day overlapping returns and as such cannot be inferred (e.g. scaling by the square root of 10) from the 1-day measure.    2  The Basel 2.5 enhancements became effective as of 31 December 2011, therefore the minimum, maximum and average values for the year ended 31 December 2011 are not shown.

Backtesting

Backtesting compares 1-day 99% level of confidence regulatory VaR calculated on positions at the close of each business day with the revenues generated by those positions on the following business day. Backtesting revenues exclude non-trading rev-

enues, such as fees and commissions, and estimated revenues from intraday trading. A backtesting exception occurs when backtesting revenues are negative and the absolute value of those revenues is greater than the previous day’s VaR. We did not have any Group backtesting exceptions in the first six months of 2012.

Group: development of backtesting revenues[1] against value-at-risk (1-day, 99% confidence, 5 years of historical data	Investment Bank: all revenues[1] distribution

[1]  Excludes non-trading revenues, such as commissions and fees, and revenues from intraday trading.    [2]  Backtesting exception as a result of the unauthorized trading incident.    [3]  Due to previously disclosed incident related to the Facebook initial public offering.

[1] Includes all revenues from business areas which have trading activities.

Basel 2.5 Pillar 3 first half 2012 Report

Stressed value-at-risk

Stressed VaR is a 10-day 99% measure calibrated to a one-year period of significant financial stress relevant to the current port-

folio of UBS Group. Stressed VaR adopts broadly the same methodology as VaR with modifications as required to calibrate the model to a historical stress period.

Group: stressed value-at-risk (10-day, 99% confidence, 5 years of historical data)

This table provides a breakdown of the Group’s period-end regulatory stressed VaR by business division.

	For the six-month period ended 30.6.12						For the year ended
CHF million, except where indicated	Min.		Max.		Average	30.6.12	31.12.11[1]
Business divisions

Wealth Management	0		1		0	0	0

Wealth Management Americas	21		31		25	23	31

Investment Bank[2]	115		1,111		215	174	173

Global Asset Management	0		1		1	1	0

Retail & Corporate	0		0		0	0	0

Corporate Center[2]	12		87		47	69	14

Diversification effect	–	[3]	–	[3]	(61)	(95)	(39)

Total stressed VaR, Group	117		1,127		227	173	181

Diversification effect (%)					(21)	(35)	(18)

1  The Basel 2.5 enhancements became effective as of 31 December 2011, therefore the minimum, maximum and average values for the year ended 31 December 2011 are not shown.    2  Periods prior to the transfer of legacy positions from the Investment Bank to the Corporate Center during first quarter 2012 have not been restated.    3  As the minimum and maximum occur on different days for different business divisions, it is not meaningful to calculate a portfolio diversification effect.

Group: stressed value-at-risk (10-day, 99% confidence, 5 years of historical data)

This table provides a breakdown of the Group’s period-end regulatory stressed VaR by risk type.

	For the six-month period ended 30.6.12						For the year ended
CHF million, except where indicated	Min.		Max.		Average	30.6.12	31.12.11[1]
Risk type

Equities	47		1,015		93	68	65

Interest rates	48		285		113	96	54

Credit spreads	231		528		384	261	399

Foreign exchange	34		189		89	92	88

Energy, metals and commodities	7		65		22	21	22

Diversification effect	–	[2]	–	[2]	(474)	(363)	(446)

Total stressed VaR, Group	117		1,127		227	173	181

Diversification effect (%)					(68)	(68)	(71)

1  The Basel 2.5 enhancements became effective as of 31 December 2011, therefore the minimum, maximum and average values for the year ended 31 December 2011 are not shown.    2  As the minimum and maximum occur on different days for different business divisions, it is not meaningful to calculate a portfolio diversification effect.

Incremental risk charge

The incremental risk charge (IRC) represents an estimate of the default and migration risk of unsecuritized credit products held in the trading book, measured over a one-year time horizon at a 99.9% confidence level. To capture the risk over a one-year period, a constant position assumption is applied, that is, all positions in the IRC portfolio have a one-year liquidity horizon and are kept unchanged over this period.

The portfolio default and credit migrations loss distribution is estimated using a Monte Carlo simulation of correlated credit migration events (defaults and credit rating changes) for all issuers in the IRC portfolio, based on a Merton-type model. For each position, default losses are calculated based on the maximum default exposure measure (loss on a current position in case of an immediate default event and assuming zero recovery) and a random recovery concept. To account for the default basis risk, different recovery values may be generated for different instruments even if they belong to the same issuer. To calculate credit migration losses, a linear (delta) approximation is used; a loss due to a migration event is calculated as the credit spread change multiplied by the corresponding sensitivity of a position to the credit spread changes.

Our IRC methodology and implementation is approved by FINMA, with ongoing methodology improvements also subject to regulatory approval.

Group: incremental risk charge

This table provides a breakdown of the Group’s period-end regulatory incremental risk charge by business division.

	For the six-month period ended 30.6.12						For the year ended
CHF million, except where indicated	Min.		Max.		Average	30.6.12	31.12.11[1]
Business divisions

Wealth Management	0		1		0	0	0

Wealth Management Americas	6		32		15	10	82

Investment Bank	692		1,074		843	881	1,349

Global Asset Management

Retail & Corporate

Corporate Center	184		258		227	226	306

Diversification effect	–	[2]	–	[2]	(254)	(241)	(303)

Total incremental risk Charge, Group	694		1,045		832	877	1,435

Diversification effect (%)					(23)	(22)	(17)

1  The Basel 2.5 enhancements became effective as of 31 December 2011, therefore the minimum, maximum and average values for the year ended 31 December 2011 are not shown.    2  As the minimum and maximum occur on different days for different business divisions, it is not meaningful to calculate a portfolio diversification effect.

Basel 2.5 Pillar 3 first half 2012 Report

Comprehensive risk charge

Comprehensive risk measure (CRM) represents an estimate of the default and complex price risk including the convexity and cross-convexity of the correlation trading portfolio across spread, correlation and recovery, measured over a one-year time horizon at a 99.9% confidence level. To capture the risk over a one-year period, a constant position assumption is applied, that is all positions in the CRM portfolio have a one-year liquidity horizon and are kept unchanged over this time period.

The CRM loss distribution is estimated using Monte Carlo simulation of real-world defaults between the spot and the end of the one-year horizon date, and calculates resulting cash flows in the CRM portfolio. The portfolio is then revalued on the one-year horizon date, with inputs such as credit spreads and index basis being migrated from spot to horizon date. The 99.9% worst percentile is then taken from the resulting profit or loss distribution to give the CRM model result.

Our CRM methodology and implementation is approved by FINMA, with ongoing methodology improvements also subject to regulatory approval. It is subject to qualitative minimum standards as well as stress testing requirements. The calculated CRM measure for regulatory capital purposes is subject to a floor calculation equal to 8% of the equivalent capital charge under the securitization framework.

Group: comprehensive risk charge

This table provides a breakdown of the Group’s period-end regulatory comprehensive risk charge for the Investment Bank.

	For the six-month period ended 30.6.12				For the year ended
CHF million	Min.	Max.	Average	30.6.12	31.12.11[1]
Investment Bank	615	716	658	633	636

Group	615	716	658	633	636

1  The Basel 2.5 enhancements became effective as of 31 December 2011, therefore the minimum, maximum and average values for the year ended 31 December 2011 are not shown.

Interest rate risk in the banking book

All interest rate risk is subject to independent risk control. When not included in our VaR measure, interest rate risk is subject to more specific monitoring, which may include interest rate sensitivity analysis, earnings-at-risk (EaR), capital-at-risk (CaR) and combined stress testing (CST) metrics. Interest rate risk sensitivity figures highlight the impact of a 1-basis-point parallel increase and the +/–100 basis-point parallel moves in yield curves on present values of future cash flows, irrespective of accounting treatment. This is one of the ways in which non-trading interest rate risks are assessed for internal risk management purposes. Due to the low level of interest rates the downward moves of the 100-basis-point sensitivities are capped to ensure that the resulting interest rates are not negative. This effect, combined with pre-payment risk on US mortgage products, results in non-linear behavior of the exposure.

In addition, the impact of an adverse parallel shift in interest rates of 200 basis points on our non-trading interest rate risk exposures is significantly below the threshold of 20% of eligible regulatory capital set by regulators.

For 30 June 2012, we modified our calculation method. Client rate durations are no longer assumed to be responsive to the applied instantaneous yield curve changes, with the exception of those products contractually referencing market rates. The figures for 31 December 2011 have been restated in order to reflect these changes.

Impact of a 1-basis-point parallel increase in yield curves on present value of future cash flows1

CHF million	30.6.12	31.12.11
CHF	(0.1)	(0.7)

EUR	(1.9)	(1.6)

GBP	(0.2)	0.1

USD	(0.6)	(1.6)

Other	0.0	(0.2)

Total impact on interest rate-sensitive banking book positions	(2.8)	(4.0)

1  Does not include interest rate sensitivities for credit valuation adjustments on monoline credit protection, US and non-US reference-linked notes and the option to acquire equity of the SNB StabFund for which the interest rate sensitivities are separately disclosed. Also not included are the interest rate sensitivities of our inventory of student loan auction rate securities, as from an economic perspective these exposures are not materially affected by parallel shifts in US dollar interest rates, holding other factors constant.

Interest sensitivity – banking book1

CHF million	30.6.12		31.12.12
	–100 bps	+100 bps	–100 bps	+100 bps
CHF	7.1	(14.8)	17.5	(66.9)

EUR	180.4	(185.4)	169.6	(160.3)

GBP	21.9	(18.9)	(9.4)	13.2

USD	45.8	(44.3)	117.3	(157.0)

Other	(3.8)	(0.1)	3.5	(13.4)

Total impact on interest rate-sensitive banking book positions	251.4	(263.4)	298.5	(384.2)

1  Does not include interest rate sensitivities for credit valuation adjustments on monoline credit protection, US and non-US reference-linked notes and the option to acquire equity of the SNB StabFund for which the interest rate sensitivities are separately disclosed. Also not included are the interest rate sensitivities of our inventory of student loan auction rate securities, as from an economic perspective these exposures are not materially affected by parallel shifts in US dollar interest rates, holding other factors constant.

Basel 2.5 Pillar 3 first half 2012 Report

Securitization

This section provides details of traditional and synthetic securitization exposures in the banking and trading book. It also provides details of the regulatory capital associated with these exposures, based on the enhancements made to the Basel II framework as well as the revised Basel II market risk framework, commonly referred to as Basel 2.5. In a traditional securitization, a pool of loans (or other debt obligations) is typically transferred to a special purpose entity which is established to own the loan pool and to issue tranched securities to third-party investors referencing this pool of loans. In a synthetic securitization, legal ownership of securitized pools of assets is typically retained, but associated credit risk is transferred to a special purpose entity typically through guarantees, credit derivatives or credit-linked notes. Hybrid structures with a mix of traditional and synthetic features are disclosed as synthetic securitizations.

We act in different roles in securitization transactions. As originator, we create or purchase financial assets, which are then securitized in traditional or synthetic securitization transactions, enabling us to transfer significant risk to third-party investors. As sponsor, we manage or advise securitization programs. In line with the Basel framework, this sponsoring includes underwriting, that is, placing securities into the market. In all other cases, we act in the role of investor by taking securitization positions.

Risk-weighted assets attributable to securitization positions increased to CHF 10.6 billion as of 30 June 2012 compared with CHF 7.3 billion as of 31 December 2011. The increase was mainly due to new synthetic securitization transactions in the banking book.

Objectives, roles and involvement

Securitization in the banking book

The majority of our securitization positions held in the banking book are legacy risk positions, a significant amount of which were reclassified under IFRS from Held for trading to Loans and receivables in the fourth quarter of 2008 and the first quarter of 2009. As of 30 June 2012, this portfolio included mainly student loan auction rate securities, collateralized debt obligations and collateralized loan obligations some of which have credit default swap protection purchased from monoline insurers, as well as commercial mortgage-backed securities, residential mortgage-backed securities and reference-linked note programs. We also have synthetic securitizations of portfolios of counterparty credit risk resulting from over-the-counter derivatives and loan exposures.

So far in 2012, we have acted in the roles of both originator and sponsor. As originator, we sold originated commercial mortgage loans into a securitization program. Further, we synthetically securitized portfolios of counterparty credit risk resulting from over-the-counter derivatives and loan exposures. As sponsor, we managed or advised securitization programs and helped to place the securities into the market. With returning liquidity in the markets for commercial mortgage-backed securities, residential mortgage-backed securities as well as collateralized debt obligations, and in line with our market risk policies, certain legacy risk positions were moved from the banking book to the trading book in the first half of 2012.

Securitization and re-securitization positions in the banking book are valued either at fair value or at amortized cost less impairment. The impairment assessment is based on the net present value of future cash flows expected from a certain instrument that are derived from the underlying pool of assets.

Securitization in the trading book

Securitizations (including correlation products) held in the trading book are part of the trading activities, which typically include market-making and client facilitation. During the first half of 2012, certain legacy risk positions were moved from the banking book to the trading book. We were also involved in the placement of securitizations of assets originated by other institutions in the market, that is, we acted in the role of sponsor. Included in the trading book are positions in our correlation book, legacy positions in leveraged super senior tranches as well as re-securitizations of corporate credit exposure. In the trading book, securitization and re-securitization positions are valued at fair value using market prices where available or internal pricing models.

Type of special purpose entities and affiliated entities involved in the securitization transactions

For the securitization of third-party exposures, the type of special purpose entity employed is selected as appropriate based on the type of transaction undertaken. Examples of this include limited liability corporations, common law trusts and depositor entities.

We manage or advise significant groups of affiliated entities that invest in exposures we have securitized or in special pur-

pose entities we sponsor; North Street, Brooklands, and East Street are involved in the US, European and Asia Pacific reference-linked note programs, respectively. The Mortgage Backed Securities Consolidated Trust is used to consolidate both UBS and non-UBS issued securitizations where we retain the majority of the risk and rewards of a transaction.

Managing and monitoring of the credit and market risk of securitization positions

The banking book securitization portfolio is subject to specific risk monitoring, which may include interest rate and credit spread sensitivity analysis, as well as inclusion in firm-wide earnings-at-risk, capital-at-risk and combined stress test metrics.

The trading book securitization positions are also subject to multiple risk limits. As part of managing risks within the predefined risk limits, traders may utilize hedging and risk mitigation strategies. Hedging may however expose the firm to basis risks as the hedge instrument and the position being hedged may not always move in parallel. Such basis risks are considered within the overall limits measurement. Any retained securitization from origination activities and any purchased securitization positions are governed by risk limits as with any other trading activities.

Regulatory capital treatment of securitization structures

Except in the cases described below, in both the banking and trading book we generally apply the ratings-based approach to securitization positions using Moody’s, Standard & Poor’s and Fitch ratings. Under the ratings-based approach, the amount of capital required for securitization and re-securitization exposures in the banking book is capped at the level of the capital requirement that would have been assessed against the underlying assets had they not been securitized. This treatment has been applied in particular to the US and European reference-linked note program.

è	Refer to the “Market risk” section of our second quarter 2012 report for more information on reference-linked notes

For the purposes of determining regulatory capital and the Pillar 3 disclosure for these positions, the underlying exposures are reported under the standardized approach, the advanced internal ratings-based approach or the securitization approach, depending on the category of the underlying security. If the underlying security is reported under the standardized approach or the advanced internal ratings-based approach, the related positions are excluded from the tables on the following pages.

The supervisory formula approach is applied to synthetic securitizations of portfolios of counterparty credit risk resulting from over-the-counter derivatives and loan exposures for which an external rating was not sought. The supervisory formula approach is also applied to leveraged super senior tranches.

In the trading book, the comprehensive risk measure is used for the correlation portfolio as defined by Basel 2.5 requirements. This broadly covers securitizations of liquid corporate underlying assets as well as associated hedges that are not necessarily securitizations, for example, credit default swaps and credit default swap indices.

We do not apply the concentration ratio approach or the internal assessment approach to securitization positions.

The counterparty risk of interest rate or foreign currency derivatives with securitization vehicles is treated under the advanced internal ratings-based approach, and is therefore not part of this disclosure.

Accounting policies

Refer to “Note 1 Summary of significant accounting policies” in the “Financial information” section of our Annual Report 2011 for information on our accounting policies that relate to our securitization activities, primarily item 3 of Note 1 on “Special purpose entities” and item 12 on “Securitization structures set up by UBS”. For the purposes of disclosure under the Basel 2.5 Pillar 3 requirements, we disclose in this section our intention to securitize exposures as an originator after the pricing of a transaction has been fixed. Exposures intended to be securitized continue to be valued in the same way until such time as the securitization transaction takes place. We recognize liabilities on our balance sheet for arrangements that require us to provide financial support for securitized assets.

Presentation principles

It is our policy to present Pillar 3 disclosures for securitization transactions and balances in line with the capital adequacy treatments which were applied under Pillar 1 in the respective period presented.

We do not amend comparative prior period numbers for presentational changes triggered by new and revised information from third-party data providers, as long as the updated information does not impact the Pillar 1 treatments of prior periods.

Good practice guidelines

On 18 December 2008, the European Banking Federation, the Association for Financial Markets in Europe, the European Savings Banks Group and the European Association of Public Banks and Funding Agencies published the “Industry good practice guidelines on Pillar 3 disclosure requirement for securitization”. These guidelines were slightly revised in 2009/2010, and this report complies with that publication in all material respects.

Basel 2.5 Pillar 3 first half 2012 Report

Securitization in the banking book

Banking book – securitization activity for the period

This table outlines the exposures, that is, the transaction size at inception, we securitized in the banking book in the first half of 2012 and for the full year 2011.

Amounts disclosed under the “Traditional” column of this table reflect the total outstanding notes at par value issued by the securitization vehicle at issuance. For synthetic securitization transactions, the amounts disclosed generally reflect the balance sheet carrying values of the securitized exposures at issuance.

For securitization transactions where we acted as originator, exposures are split into two parts, those in which we have re-

tained securitization positions and/or continue to be involved on an ongoing basis (e.g. credit enhancement, implicit support), and those in which we have no retained securitization positions and/or have no further involvement.

Where we acted as both originator and sponsor to a securitization, originated assets are reported under “Originator”, and the total amount of the underlying assets securitized is reported under “Sponsor”. As a result, CHF 1.0 billion was disclosed twice for the first half of 2012 and CHF 2.8 billion was disclosed twice for the full year 2011 under both “Originator” and “Sponsor”.

	Originator					Sponsor
	Traditional		Synthetic		Realized gains / losses on traditional securitizations	Traditional	Synthetic
CHF million	Securitization positions retained	No securitization positions retained	Securitization positions retained	No securitization positions retained
Residential mortgages

Commercial mortgages	1,045				58	1,285

Credit card receivables

Leasing

Loans to corporates or small and medium-sized enterprises

Consumer loans

Student loans

Trade receivables

Re-securitizations

Other			3,924

Total 30.6.12	1,045	0	3,924	0	58	1,285	0

Residential mortgages

Commercial mortgages	2,789				80	6,232

Credit card receivables

Leasing

Loans to corporates or small and medium-sized enterprises

Consumer loans

Student loans

Trade receivables

Re-securitizations

Other

Total 31.12.11	2,789	0	0	0	80	6,232	0

Banking book – total outstanding securitized exposures

This table outlines exposures in which we have retained or originated securitization positions at the balance sheet date in the banking book and/or are otherwise involved on an ongoing basis (e.g. credit enhancement, implicit support). Amounts disclosed under the “Traditional” column in this table reflect the total outstanding notes at par value issued by the securitization vehicle. For synthetic securitization transactions, we generally disclose the balance sheet carrying values of the exposures securitized or, for hybrid structures, the outstanding notes at par value issued by the securitization vehicle.

The table also includes securitization activities conducted in the first half of 2012 in which we retained/purchased positions. These can also be found in the table “Banking book – securitization activity for the period”.

All values in this table are as of the balance sheet date.

	30.6.12				31.12.11
	Originator		Sponsor		Originator		Sponsor
CHF million	Traditional	Synthetic	Traditional	Synthetic	Traditional	Synthetic	Traditional	Synthetic
Residential mortgages	1,285		2,358		2,589		6,071

Commercial mortgages	1,044		9,786		2,767	150	22,210

Credit card receivables

Leasing			331				341

Loans to corporates or small and medium-sized enterprises							872

Consumer loans

Student loans			18,771				20,295

Trade receivables

Re-securitizations	908	2,084	4,222		5,034	3,594	3,210

Other		5,660	1,980		597	1,861	1,760

Total	3,237	7,744	37,447	0	10,987	5,605	54,759	0

Banking book – impaired or past due securitized exposures

This table provides a breakdown of the outstanding impaired or past due exposures at the balance sheet date for transactions in which we acted as originator or sponsor in the banking book. Where we did not retain positions, impaired or past due information is only reported in the year of inception of a transaction. Where available, past due information was derived from inves-

tor reports. Past due is generally defined as delinquency above 60 days. Where investor reports do not provide this information, alternative methods have been applied, which may include an assessment of the fair value of the retained position or reference assets, or identification of any credit events.

	30.6.12			31.12.11
	Originator			Originator
CHF million	Securitization positions retained	No securitization positions retained	Sponsor	Securitization positions retained	No securitization positions retained	Sponsor
Residential mortgages	605		459	1,531		1,486

Commercial mortgages			220	43		975

Credit card receivables

Leasing

Loans to corporates or small and medium-sized enterprises

Consumer loans

Student loans			930			1,122

Trade receivables

Re-securitizations	1,258			5,547

Other	100			1,010		30

Total	1,963	0	1,609	8,131	0	3,613

Basel 2.5 Pillar 3 first half 2012 Report

Banking book – losses recognized from retained securitization positions

This table provides a breakdown of year-to-date losses recognized in our income statement on securitization positions retained or purchased in the banking book. Losses are reported after taking into account the offsetting effects of any credit protection that is an eligible risk mitigation instrument under the Basel 2.5 framework for the retained or purchased positions.

	30.6.12		31.12.11
CHF million	Originator	Sponsor	Originator	Sponsor
Residential mortgages			2	1

Commercial mortgages			4	11

Credit card receivables

Leasing				1

Loans to corporates or small and medium-sized enterprises

Consumer loans

Student loans		10		4

Trade receivables

Re-securitizations	2		1	5

Other	12	2		4

Total	14	12	7	26

Banking book – outstanding exposures intended to be securitized

This table provides the amount of exposures by exposure type we intend to securitize. We disclose our intention to securitize exposures when we act as originator and after the pricing of a transaction has been fixed.

CHF million	30.6.12	31.12.11
Residential mortgages

Commercial mortgages	672

Credit card receivables

Leasing

Loans to corporates or small and medium-sized enterprises

Consumer loans

Student loans

Trade receivables

Re-securitizations

Other

Total	672	0

Banking book – securitization positions retained or purchased

This table provides a breakdown of securitization positions we retained or purchased in the banking book, irrespective of our role in the securitization transaction. The value disclosed is either the net exposure amount at default subject to risk-weighting or the carrying value subject to capital deduction according to the Basel 2.5 framework at the balance sheet date.

	30.6.12		31.12.11
CHF million	On balance sheet	Off balance sheet	On balance sheet	Off balance sheet
Residential mortgages	813		810	1,000

Commercial mortgages	332		584

Credit card receivables

Leasing	52		62

Loans to corporates or small and medium-sized enterprises	222	8	331

Consumer loans			1

Student loans	5,426		5,468

Trade receivables

Re-securitizations	1,781	71	1,632

Other	6,332	149	3,303

Total	14,958	228	12,189	1,000

Banking book – capital charge for securitization / re-securitization positions retained or purchased

These tables provide the capital requirements for securitization and re-securitization positions we purchased or retained in the banking book, irrespective of our role in the securitization transaction, split by risk weight bands and regulatory capital approach. The tables below exclude securitization and re-securitization positions directly deducted from capital.

	30.6.12		31.12.11
CHF million	Capital charge ratings- based approach	Capital charge super- visory formula approach	Capital charge ratings- based approach	Capital charge super- visory formula approach
over 0–10%	7	26	2

over 10–15%	34	19	45	15

over 15–20%	10		27

over 20–35%	8		7

over 35–50%	4		4

over 50–75%	12		7

over 75–100%	73		10

over 100–250%	78		47

over 250–1250%	203		87

Total	429	45	237	15

Banking book – capital charge for re-securitization positions retained or purchased
	30.6.12		31.12.11
CHF million	Capital charge ratings- based approach	Capital charge super- visory formula approach	Capital charge ratings- based approach	Capital charge super- visory formula approach
over 0–10%over 10–15%	3

over 15–20%			1

over 20–35%	6		1

over 35–50%	34		38

over 50–75%	1		2

over 75–100%	1		1

over 100–250%	9		4

over 250–1250%	17		14

Total	71	0	61	0

Basel 2.5 Pillar 3 first half 2012 Report

Banking book – deductions from eligible capital related to securitization positions retained or purchased

This table outlines the capital deductions related to securitization positions we retained or purchased in the banking book, irrespective of our role in the securitization transaction. At the balance sheet dates, we had neither securitization positions nor credit-enhancing interest-only strips that were required to be deducted entirely from BIS tier 1 capital.

Positions deducted from BIS tier 1 capital and BIS tier 2 capital
CHF million	30.6.12	31.12.11
Residential mortgages	216	672

Commercial mortgages	181	242

Credit card receivables

Leasing	30	38

Loans to corporates or small and medium-sized enterprises	21	27

Consumer loans		1

Student loans	363	496

Trade receivables

Re-securitizations	123	432

Other	66	1,116

Total	1,017	3,024

Banking book – securitization exposures subject to early amortizations

We currently have no securitization structures in the banking book that are subject to early amortization treatment.

Banking book – re-securitization positions retained or purchased

The upper part of this table shows the total of re-securitization positions (cash as well as synthetic) held in the banking book broken down into positions for which credit risk mitigation has been recognized and those for which no credit risk mitigation has been recognized. Credit risk mitigation includes protection bought by entering into credit derivatives with third-party protection sellers, as well as financial collateral received. Both bought credit protection and financial collateral must be eligible under Basel 2.5 regulations.

The lower part of this table shows the re-securitization positions which have an integrated insurance wrapper, split into positions with investment grade, sub-investment grade and defaulted insurance. The values disclosed in both tables are the net exposure amount at default at the balance sheet date.

		30.6.12			31.12.11
CHF million		With credit risk mitigation	Without credit risk mitigation	Total	With credit risk mitigation	Without credit risk mitigation	Total
Total		0	1,852	1,852	0	1,632	1,632

Banking book – re-securitization positions by guarantor credit worthiness categories[1]
CHF million
0/1	Investment grade

2					3

3		3			3

4

5

6	Sub-investment grade

7

8

9

10

11

12		20			34

13

14	Defaulted				16

Total		23			57

1 Internal UBS rating scale.

Securitization in the trading book

Trading book – securitization activity for the period

This table outlines the total exposures (i.e. transaction size at inception) that were securitized in the trading book in the first half of 2012. The activity is further broken down by our role (originator / sponsor) and by type (traditional / synthetic).

For June 2012, we have adjusted the scope of this disclosure such that we do not include sponsor-only activity where we do not retain a position. In these cases we advised the originator or placed securities in the market for a fee, and did not otherwise impact our capital. Comparatives as of 31 December 2011 are presented on this adjusted basis. This better reflects the objective of the disclosure in helping the reader understand how we may have used securitization as a risk management or funding tool.

	Originator					Sponsor
	Traditional		Synthetic		Realized gains/losses on traditional securitizations	Traditional	Synthetic
CHF million	Securitization positions retained	No securitization positions retained	Securitization positions retained	No securitization positions retained
Residential mortgages

Commercial mortgages

Credit card receivables

Leasing

Loans to corporates or small and medium-sized enterprises

Consumer loans

Student loans

Trade receivables

Re-securitizations						793

Other

Total 30.6.12	0	0	0	0	0	793	0

Residential mortgages

Commercial mortgages

Credit card receivables

Leasing						495

Loans to corporates or small and medium-sized enterprises						422

Consumer loans

Student loans

Trade receivables

Re-securitizations

Other

Total 31.12.11	0	0	0	0	0	917	0

Basel 2.5 Pillar 3 first half 2012 Report

Trading book – total outstanding securitized exposures

This table outlines exposures (i.e. outstanding transaction size) in the trading book for securitization transactions in which we acted as originator and/or sponsor and retained securitization positions in the trading book. Where no positions were retained, the outstanding transaction size is only disclosed in the year of inception for originator transactions, as applicable. For June 2012, we have adjusted the scope of this disclosure such that we do not include sponsor-only activity where we do not retain a position. In these cases we advised the originator or placed securities in the market for a fee. This did not impact our capital. Comparatives as of 31 December 2011 are presented on this adjusted basis. The value disclosed is the notional value of the outstanding notes issued by the securitization vehicle at the balance sheet date.

	Originator		Sponsor
CHF million	Traditional	Synthetic	Traditional	Synthetic
Residential mortgages	923		20,299

Commercial mortgages			27,824

Credit card receivables

Leasing

Loans to corporates or small and medium-sized enterprises

Consumer loans

Student loans

Trade receivables

Re-securitizations	3,134	3,296	4,573

Other			4,419

Total 30.6.12	4,058	3,296	57,115	0

Residential mortgages	897		14,223

Commercial mortgages			14,955

Credit card receivables

Leasing			282

Loans to corporates or small and medium-sized enterprises			920

Consumer loans

Student loans

Trade receivables

Re-securitizations

Other			4,595

Total 31.12.11	897	0	34,975	0

Trading book – total outstanding exposures intended to be securitized

We disclose our intention to securitize exposures only when we act as originator and after the pricing of a transaction has been fixed. On this basis, as of 30 June 2012, no exposures in the trading book were intended to be securitized.

Trading book – aggregated amount of securitized exposures subject to the market risk approach

This table provides a split of the total outstanding exposures we have securitized in the trading book in the role of originator and/or sponsor. Disclosure is made only where we have re-

tained positions in the trading book. The amount disclosed is the notional amount of the outstanding notes issued by the securitization vehicle at the balance sheet date.

	Originator		Sponsor
CHF million	Traditional	Synthetic	Traditional	Synthetic
Residential mortgages	923		20,299

Commercial mortgages			27,824

Credit card receivables

Leasing

Loans to corporates or small and medium-sized enterprises

Consumer loans

Student loans

Trade receivables

Re-securitizations	3,134	3,296	4,573

Other			4,419

Total 30.6.12	4,058	3,296	57,115	0

Residential mortgages	897		14,223

Commercial mortgages			14,955

Credit card receivables

Leasing			282

Loans to corporates or small and medium-sized enterprises			920

Consumer loans

Student loans

Trade receivables

Re-securitizations

Other			4,595

Total 31.12.11	897	0	34,975	0

Basel 2.5 Pillar 3 first half 2012 Report

Trading book – securitization positions retained or purchased

This table provides a breakdown of securitization positions we purchased or retained in the trading book subject to the securitization framework for specific market risk, irrespective of our role in the securitization transaction. Gross long and gross short amounts reflect the positions prior to the eligible offsetting of cash and derivative positions. Net long and net short amounts are the result of offsetting cash and derivative positions to the extent eligible under Basel 2.5. The amounts disclosed are either the fair value or, in the case of synthetic positions, the aggregate of the notional amount and the associated replacement value of the exposures securitized at the balance sheet date.

	Cash positions		Derivative positions		Total
CHF million	Gross long	Gross short	Gross long	Gross short	Net long	Net short
Residential mortgages	249	7	1,078	1,035	347	160

Commercial mortgages	1,625	318	8,876	9,568	1,517	1,168

Credit card receivables	25				25

Leasing	29				29

Loans to corporates or small and medium-sized enterprises

Consumer loans	1				1

Student loans	3				3

Trade receivables	2				2

Re-securitizations	686	37	384	992	424	111

Other	151	14	9	93	91	23

Total 30.6.12[1]	2,770	377	10,346	11,689	2,437	1,462

Residential mortgages[2]	212	2	807	1,068	526	549

Commercial mortgages[2]	482	12	6,467	7,059	1,317	2,125

Credit card receivables	3			939	3	469

Leasing	4				3

Loans to corporates or small and medium-sized enterprises	6	4			5	4

Consumer loans	1				1

Student loans	4				3

Trade receivables	4				4

Re-securitizations	395	14	84	150	480	163

Other	299	8	17	200	199	197

Total 31.12.11[1,2]	1,410	40	7,376	9,416	2,542	3,506

1  Leveraged super senior tranches and re-securitized corporate credit exposure (both subject to the securitization framework) are not included in this table, but disclosed in the table “Trading book – correlation products subject to the comprehensive risk measure or the securitization framework for specific risk” together with the comprehensive risk measure positions.    2  31  December 2011 numbers have been restated due to a reclassification of positions from Residential mortgages to Commercial mortgages as follows: decrease of the residential mortgage related gross long derivative position by CHF 6,390 million, decrease of the gross short position by CHF 6,364 million and a decrease in the respective net long/short position by CHF 826 million and CHF 1,488 million, respectively; corresponding increase of the commercial mortgage related gross long/short position and of the respective net long/short position. The reclassification did not impact our risk-weighted assets or our eligible capital.

Trading book – correlation products subject to the comprehensive risk measure or the securitization framework for specific risk

This table outlines products in the correlation portfolio that we retained or purchased in the trading book, irrespective of our role in the securitization transaction. They are either subject to the comprehensive risk measure or the securitization framework for specific risk. Correlation products subject to the securitization framework are leveraged super senior and certain re-securitized corporate credit exposure positions. The values disclosed are fair values for cash positions, replacement values and notional values for derivative positions. Derivatives are split by positive replacement value and negative replacement value, which is a change from the Basel 2.5 Pillar 3 section of the Annual Report 2011 where derivative positions were split by long and short positions. This aligns the format of the disclosure with the presentation of derivatives in the Financial statements. Comparatives as of 31 December 2011 are presented on this changed basis.

	Cash positions		Derivative positions
30.6.12	Assets	Liabilities	Assets		Liabilities
CHF million	Market value	Market value	Positive replacement value	Positive replacement value notionals	Negative replacement value	Negative replacement value notionals
Positions subject to comprehensive risk measure	146	1,649	9,263	133,523	9,994	116,658

Positions subject to securitization framework[1]	27		267	30,763	212	4,430

	Cash positions		Derivative positions
31.12.11	Assets	Liabilities	Assets		Liabilities
CHF million	Market value	Market value	Positive replacement value	Positive replacement value notionals	Negative replacement value	Negative replacement value notionals
Positions subject to comprehensive risk measure	167	1,067	8,742	113,842	9,377	98,182

Positions subject to securitization framework[1]	44		432	24,757	376	10,690

1  Includes leveraged super senior tranches and re-securitized corporate credit exposure.

Trading book – securitization positions subject to the securitization framework for specific risk

This table outlines securitization positions we purchased or retained in the trading book subject to the securitization framework for specific market risk, irrespective of our role in the securitiza-

tion transaction, broken down by risk weight bands and regulatory capital approach. The amounts disclosed are market values at the balance sheet date after eligible netting under Basel 2.5.

	Ratings-based approach			Supervisory formula approach
CHF million	Net long	Net short		Net long	Net short
over 0–10%	52	1,143	[1]

over 10–15%	1

over 15–20%	630

over 20–35%	452

over 35–50%	142

over 50–75%	167

over 75–100%	199

over 100–250%	197

over 250–1250%	127

Total 30.6.12[2]	1,968	1,143		0	0

1  As per FINMA Circular “Market risk banks”, only the higher of the net long or the net short securitization positions require a capital charge. The interim relief is granted until 31 December 2013. After the transition period both net long and net short positions require a capital charge. The amount disclosed under net short is for information only, i.e. a 0% risk weight was applied.    2   Leveraged super senior tranches and re-securitized corporate credit exposure (both subject to the securitization framework) are not included in this table, but disclosed in the table “Trading book – correlation products subject to the comprehensive risk measure or the securitization framework for specific risk” together with the comprehensive risk measure positions.

Basel 2.5 Pillar 3 first half 2012 Report

Trading book – securitization positions subject to the securitization framework for specific risk (continued)

	Ratings-based approach			Supervisory formula approach
CHF million	Net long	Net short		Net long	Net short
over 0–10%	332	2,998	[1]

over 10–15%	80

over 15–20%	348

over 20–35%	372

over 35–50%	118

over 50–75%	139

over 75–100%	297

over 100–250%	78

over 250–1250%	185

Total 31.12.11[2]	1,950	2,998		0	0

1  As per FINMA Circular “Market risk banks” only the higher of the net long or the net short securitization positions require a capital charge. The interim relief is granted until 31 December 2013. After the transition period both net long and net short positions require a capital charge. The amount disclosed under net short is for information only, i.e. a 0% risk weight was applied.    2   Leveraged super senior tranches and re-securitized corporate credit exposure (both subject to the securitization framework) are not included in this table, but disclosed in the table “Trading book – correlation products subject to the comprehensive risk measure or the securitization framework for specific risk” together with the comprehensive risk measure positions.

Trading book – capital charges/deductions for securitization positions related to correlation products

This table outlines the capital requirement for securitization positions in the trading book for correlation products, including positions subject to comprehensive risk measure and positions related to leveraged super senior and certain re-

securitized corporate credit exposures positions subject to the securitization framework. Our model does not distinguish between “default risk”, “migration risk” and “correlation risk”.

CHF million	30.6.12		31.12.11
	Capital charge	Deduction	Capital charge	Deduction
Positions subject to comprehensive risk measure	633		690

Positions subject to securitization framework[1]	127	7	121	9

1  Includes leveraged super senior tranches and re-securitized corporate credit exposure.

Trading book – capital charge for securitization positions subject to the securitization framework

This table outlines the capital requirement for securitization positions subject to the securitization framework for specific market risk in the trading book, split by risk weight bands and regulatory capital approach. This table does not contain capital deductions.

	30.6.12		31.12.11
CHF million	Ratings-based approach	Supervisory formula approach	Ratings-based approach	Supervisory formula approach
over 0–10%			2

over 10–15%

over 15–20%	10		6

over 20–35%	11		9

over 35–50%	5		4

over 50–75%	10		8

over 75–100%	16		13

over 100–250%	38		12

over 250–1250%	56		75

Total[1]	147	0	130	0

1  Leveraged super senior tranches subject to the securitization framework is not included in this table, but disclosed in table “Trading book – capital charges/deductions for securitization positions related to correlation products” together with the comprehensive risk measure positions.

Trading book – deductions from eligible capital related to securitization positions

This table outlines the capital deductions related to securitization positions we retained or purchased subject to the securitization framework for specific market risk in the trading book, irrespective of our role in the securitization transaction.

As of 30 June 2012, we had no securitization positions which would need to be entirely deducted from tier 1 capital, and no deduction positions related to credit enhancing interest only strips.

Positions deducted from BIS tier 1 capital and BIS tier 2 capital
CHF million	30.6.12	31.12.11
Residential mortgages[1]	48	87

Commercial mortgages[1]	207	264

Credit card receivables

Leasing

Loans to corporates or small and medium-sized enterprises		4

Consumer loans	1	1

Student loans

Trade receivables

Re-securitizations	208	230

Other	4	6

Total[2]	469	591

1  31 December 2011 numbers have been restated due to a reclassification of positions from Residential mortgages to Commercial mortgages as follows: deductions related to residential mortgages decreased by CHF 175 million and deductions related to commercial mortgages increased accordingly. The reclassification did not impact our risk weighted assets or our eligible capital.    2  Deductions related to re-securitized corporate exposure are captured in the table “Capital charge/deductions for securitization positions related to correlation products”.

Trading book – securitization exposures subject to early amortizations

We currently have no securitization structures that are subject to early amortization treatment.

Trading book – re-securitization positions retained or purchased

The upper part of the table below outlines re-securitization positions retained or purchased subject to the securitization framework for specific market risk held in the trading book on a gross long and gross short basis, including synthetic long and short positions resulting from derivative transactions. It also includes positions on a net long and net short basis, that is, gross long and short positions after offsetting to the extent it is eligible under Basel 2.5. The lower part of the table discloses the total re-securitization positions which have an integrated insurance wrapper, split by positions with investment grade, sub-investment grade and defaulted insurance.

		30.6.12				31.12.11
CHF million		Gross long	Gross short	Net long	Net short	Gross long	Gross short	Net long	Net short
Total		1,070	1,030	424	111	480	163	480	163

Trading book – re-securitization positions by guarantor credit worthiness categories[1]
CHF million
0/1	Investment grade	1		1

2

3		3	3	1	1

4		43	48	2	7

5

6	Sub-investment grade

7

8

9

10

11

12		10	9	2

13

14	Defaulted	57	52	15	4	3	31	3	31

Total		115	112	21	12	3	31	3	31

1  Internal UBS rating scale.

Information sources

Reporting publications

Annual publications: Annual report (SAP no. 80531): Published in both English and German, this single volume report provides a description of: our UBS Group strategy and performance; the strategy and performance of the business divisions and the Corporate Center; risk, treasury and capital management; corporate governance, responsibility and senior management and compensation, including compensation to the Board of Directors and the Group Executive Board members; and financial information, including the financial statements. Review (SAP no. 80530): The booklet contains key information on our strategy and financials. It is published in English, German, French and Italian. Compensation Report (SAP no. 82307): The report discusses our compensation framework and provides information on compensation to the Board of Directors and the Group Executive Board members. It is published in English and German.

Quarterly publications: Letter to shareholders: The letter provides a quarterly update from executive management on our strategy and performance. The letter is published in English, German, French and Italian. Financial report (SAP no. 80834): The quarterly financial report provides an update on our strategy and performance for the respective quarter. It is published in English.

How to order reports: The annual and quarterly publications are available in PDF format on the internet at www.ubs.com/investors in the “Financial information” section. Printed copies can be ordered from the same website by accessing the “Order print publications” panel on the left-hand side of the screen. Alternatively, they can be ordered by quoting the SAP number and the language preference where applicable, from UBS AG, F4UK–AUL, P.O. Box, CH-8098 Zurich, Switzerland.

Other information

Website: The “Investor Relations” website at www.ubs.com/investors provides the following information on UBS: news releases; financial information (including results-related filings with the US Securities and Exchange Commission); corporate information, including UBS share price charts and data and dividend information; the UBS corporate calendar; and presentations by management for investors and financial analysts. Information on the internet is available in English and German.

Result presentations: Our quarterly results presentations are webcast live. A playback of most presentations is downloadable at www.ubs.com/presentations.

Messaging service/UBS news alert: On the www.ubs.com/newsalerts website, it is possible to subscribe to receive news alerts about UBS via SMS or e-mail. Messages are sent in English, German, French or Italian and it is possible to state theme preferences for the alerts received.

Form 20-F and other submissions to the US Securities and Exchange Commission: We file periodic reports and submit other information about UBS to the US Securities and Exchange Commission (SEC). Principal among these filings is the annual report on Form 20-F, filed pursuant to the US Securities Exchange Act of 1934. The filing of Form 20-F is structured as a “wrap-around” document. Most sections of the filing can be satisfied by referring to parts of the annual report. However, there is a small amount of additional information in Form 20-F which is not presented elsewhere, and is particularly targeted at readers in the US. Readers are encouraged to refer to this additional disclosure. Any document that we file with the SEC is available to read and copy on the SEC’s website, www.sec.gov, or at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, DC, 20549. Please call the SEC by dialing +1-800-SEC-0330 for further information on the operation of its public reference room. Please visit www.ubs.com/investors for more information.

Rounding | Numbers presented throughout this report may not add up precisely to the totals provided in the tables and text. Percentages and percent changes are calculated based on rounded figures displayed in the tables and text and may not precisely reflect the percentages and percent changes that would be derived based on figures that are not rounded.

UBS AG

P.O. Box, CH-8098 Zurich

P.O. Box, CH-4002 Basel

www.ubs.com

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Number 333-178960) and Form S-8 (Registration Numbers 333-49210; 333-49212; 333-127183; 333-127184; 333-162798; 333-162799; 333-162800; 333-178539; 333-178540; 333-178541; and 333-178543) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG

By:	/s/ Louis Eber
Name: Louis Eber
Title Group Managing Director

By:	/s/ Sarah M. Starkweather
Name: Sarah M. Starkweather
Title Director

Date: August 31, 2012